

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2023

Brian Murphy
Chief Executive Officer
NanoVibronix, Inc.
525 Executive Blvd
Elmsford, New York 10523

   Re: NanoVibronix, Inc.
     Registration Statement on Form S-3
     Filed September 12, 2023
     File No. 333-274482

Dear Brian Murphy:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Nicholas O'Leary at 202-551-4451 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and
          Services

cc: Jayun Koo, Esq.